UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:         Dec 31, 2026
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-08236	                                  March 31, 2026

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2. State Identification Number: IL

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Northern Funds
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4. Address of principal executive office (number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60603

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INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Trustees of Northern Funds

We have examined management of Northern Funds' assertion, included in the accompanying Management's Assertion Regarding Northern Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that Northern Funds (the "Company"), comprised of the funds listed in the Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "specified requirements") as of March 31, 2026. The Company's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.
Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of March 31, 2026, and with respect to agreement of security purchases and sales, for the period from August 31, 2025 (the date of our last examination), through March 31, 2026:


1. Confirmation of all securities held by institutions in book entry form on behalf of The Northern Trust Company, by the Federal Reserve Bank of Kansas City and The Depository Trust Company.
2. Confirmation of 20 out of 22 securities pledged as collateral for future contracts with brokers. For confirms not received, agreed to the cash records provided by The Northern Trust Company.

3. Confirmation of securities on loan as of March 31,2026 by obtaining an independent confirmation from the securities lending agent and agreeing the quantities per the custodian's records to the confirmation received. Reconciling items, if any, were investigated and determined to be appropriate.

4. Reconciliation of all such securities to the books and records of the Company and The Northern Trust Company.

5. Confirmation and verification through a review of documents or electronic files provided by The Northern Trust Company or verification of the subsequent settlement to cash records provided by The Northern Trust Company of approximately 83.90% of all securities held in book entry form by various sub-custodians, by various agent banks, by Clearing and Depository Services, or by CREST Co.

6. Confirmation of 16 out of 22 repurchase agreements with brokers/banks and agreement of underlying collateral with The Northern Trust Company records. For confirmations not received, agreed to the cash records provided by The Northern Trust Company.

7. Agreement of 37 security purchases and 37 security sales or maturities since our last report from the books and records of the Company to the subsequent settlement in cash records provided by The Northern Trust Company.

Our examination does not provide a legal determination on the Company's compliance with specified requirements.
In our opinion, management's assertion that the Northern Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2026 with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.



/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
August 21, 2026



Appendix A

Northern Funds

Active M Emerging Markets Equity Fund
Active M International Equity Fund
Arizona Tax-Exempt Fund
Bond Index Fund
California Intermediate Tax-Exempt Fund
California Tax-Exempt Fund
Core Bond Fund
Emerging Markets Equity Index Fund
Fixed Income Fund
Global Real Estate Index Fund
Global Tactical Asset Allocation Fund
High Yield Fixed Income Fund
Income Equity Fund
Intermediate Tax-Exempt Fund
International Equity Fund
International Equity Index Fund
Large Cap Core Fund
Large Cap Value Fund
Limited Term Tax-Exempt Fund
Limited Term U.S. Government Fund
Mid Cap Index Fund
Multi-Manager Global Listed Infrastructure Fund
Multi-Manager Global Real Estate Fund
Multi-Manager High Yield Opportunity Fund
Short Bond Fund
Small Cap Core Fund
Small Cap Index Fund
Small Cap Value Fund
Stock Index Fund
Tax-Advantaged Ultra-Short Fixed Income Fund
Tax-Exempt Fund
U.S. Government Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund
U.S. Quality ESG Fund
Ultra-Short Fixed Income Fund
World Selection Index Fund




Management's Assertion Regarding Northern Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940

We, as members of management of Northern Funds (the "Company"), comprised of the funds listed in the attached Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2026, and from August 31, 2025 (the date of your last examination) through March 31, 2026.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2026, and from August 31, 2025 (the date of your last examination) through March 31, 2026, with respect to securities reflected in the investment accounts of the Company.

Northern Funds

By:

/s/ Kevin O'Rourke
Kevin O'Rourke
President, Northern Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Funds

August 21, 2026



Appendix A
Northern Funds:

Active M Emerging Markets Equity Fund
Active M International Equity Fund
Arizona Tax-Exempt Fund
Bond Index Fund
California Intermediate Tax-Exempt Fund
California Tax-Exempt Fund
Core Bond Fund
Emerging Markets Equity Index Fund
Fixed Income Fund
Global Real Estate Index Fund
Global Tactical Asset Allocation Fund
High Yield Fixed Income Fund
Income Equity Fund
Intermediate Tax-Exempt Fund
International Equity Fund
International Equity Index Fund
Large Cap Core Fund
Large Cap Value Fund
Limited Term Tax-Exempt Fund
Limited Term U.S. Government Fund
Mid Cap Index Fund
Multi-Manager Global Listed Infrastructure Fund
Multi-Manager Global Real Estate Fund
Multi-Manager High Yield Opportunity Fund
Short Bond Fund
Small Cap Core Fund
Small Cap Index Fund
Small Cap Value Fund
Stock Index Fund
Tax-Advantaged Ultra-Short Fixed Income Fund
Tax-Exempt Fund
U.S. Government Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund
U.S. Quality ESG Fund
Ultra-Short Fixed Income Fund
World Selection Index Fund